51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Argentex Mining Corporation
Suite 835 – 1100 Melville Street
Vancouver, British Columbia V6E 4A6

Item 2	Date of Material Change

August 30, 2011

Item 3	News Release

The news release was disseminated through Marketwire on August 30, 2011.

Item 4	Summary of Material Change

The Company has granted an aggregate total of 1,500,000 options to two officers and 14 employees and consultants at a price of C$1.15 per share. Of the total, each of the two officers received 250,000 options. The options have a five year term and vest in instalments.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See the attached news release

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Kenneth Hicks, President

Tel: (604) 568-2496

Item 9	Date of Report

August 30, 2011